Exhibit 99.1

CONTENTS

On March 1, 2019, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its 2018 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on January 23, 2019. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals (proposal 1 through 3 described in the Proxy Statement) was duly adopted by the requisite majority (including, with respect to Proposal 2, a special majority) under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.        To re-elect three directors for terms expiring at our 2019 Annual General Meeting of Shareholders;

2.        To re-elect Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Companies Law) for a second three-year term;

3.        To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.